Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 4, 2014

VIA EDGAR TRANSMISSION

Ms. Deborah Skeens
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Infinity Q Diversified Alpha Fund (S000046414)

Dear Ms. Skeens:

This correspondence is being filed in response to your oral comments and suggestions of August 20, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 33 to its registration statement.  PEA No. 33 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on August 13, 2014, for the purpose of registering a new series of the Trust: Infinity Q Diversified Alpha Fund (the “Fund”).

Following confirmation of the acceptance of the responses provided herein by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust expects to file, pursuant to Rule 485(a) under the Securities Act, on Form N-1A, a registration statement on behalf of the Fund to reflect material changes since PEA No. 33 was filed on August 13, 2014 and to request acceleration of the Registration Statement to no later than September 11, 2014.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: Please confirm that all blank and bracketed information along with the missing exhibits will be included in the subsequent post-effective amendment (“PEA”) filing.

Response:  The Trust responds by confirming that all blank and bracketed information along with the missing exhibits will be included in the subsequent PEA filing.

2.	Staff Comment: Please provide the “Tandy” letter representation in your response letter.

Response:  The Trust has included the “Tandy” letter representation above.

3.
Staff Comment:  Please disclose that the Fund will comply with the following provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) with regard to the Fund’s Cayman subsidiary (the “Subsidiary”): 1) Section 8, regarding investment policies; and 2) Section 18, regarding capital structure and leverage requirements of the 1940 Act on an aggregate basis with the Subsidiary.

Response: In complying with its fundamental and non-fundamental investment restrictions, the Fund will aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund. With respect to Section 18, the Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly.

4.
Staff Comment:  Please disclose that each investment adviser to the Subsidiary complies with the Section 15 provisions of the 1940 Act regarding contract approvals and Section 2(a)(20) of the 1940 Act, regarding the definition of “investment adviser.” In addition, the investment advisory agreement between the Subsidiary and the investment adviser is considered to be a material contract, and therefore should be filed as an exhibit to the registration statement.

Response: The Trust responds that Infinity Q Capital Management, LLC (the “Adviser”) is the only investment adviser to the Subsidiary and meets the definitional requirements under Section 2(a)(20) of the 1940 Act.  With respect to the approval of the Subsidiary’s investment management agreement pursuant to Section 15 of the 1940 Act, we respectfully note that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with Section 15 requirements applicable to registered investment companies. Furthermore, we respectfully note that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of the Fund’s assets, not the Subsidiary’s assets.  The Trust does not believe the Subsidiary’s investment management agreement, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the fee waiver agreement between the Fund and the Adviser wherein Fund investors are not charged the amount of the management fees paid to the Adviser under the Subsidiary’s investment management agreement. Accordingly, the Trust has not included the Subsidiary’s investment management agreement as an exhibit to the Fund’s registration statement.

5.
Staff Comment:  Please disclose that the Subsidiay complies with Section 17 of the 1940 Act regarding transactions of affiliated persons and underwriters.  Please further identify the custodian of the Subsidiary.

Response: The Trust respectfully notes that the Subsidiary is not a registered investment company under the 1940 Act and, therefore, is not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  However, the Trust is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).  The Trust further confirms that none of the pooled investment vehicles in which the Subsidiary invests will be affiliated with the Fund or the Adviser, and the Adviser is not expected to have control over any of the pooled vehicles (e.g., by owning 50% or more of the pool’s assets).  The Subsidiary’s custodian is the same as the Fund’s custodian, U.S. Bank National Association.

6.
Staff Comment:  Please disclose if the Fund has received a Private Letter Ruling (“PLR”) from the Internal Revenue Service (“IRS”) regarding whether undistributed income from the Subsidiary is considered “qualifying income.”  If the Fund has not received a PLR, disclose the Fund’s basis for determining that such undistributed income is qualified income.

Response: The Trust responds by stating that the IRS no longer issues PLRs and thus, having one is not a requirement for determining that undistributed income from the Subsidiary is “qualifying income.”  The Trust believes that prior PLRs continue to evidence the current view of the IRS, because recently, the IRS has indicated to industry sources, such as the Investment Company Institute, that the IRS intends to publish guidance upon which the entire industry can rely and that the guidance should eliminate or reduce the need for fund-by-fund PLRs.  However, should the IRS change its position, the Fund would still be able to qualify as a regulated investment company under Subchapter M (Section 851(b)), by making annual dividend distributions from the Subsidiary to the Fund.  The Registrant notes that relevant IRS-related risks are disclosed under the section entitled Subsidiary.  In addition, the following disclosure is added to the SAI:

Although gains from the disposition of commodities are not considered qualifying other income, the Internal Revenue Service (“IRS”) has issued numerous private letter rulings (“PLRs”) since 2006 that a RIC’s inclusion of “subpart F income” from a wholly owned foreign subsidiary (such as the Subsidiary) is qualifying other income.  A PLR may be cited as precedent, however, only by the taxpayer(s) to which it is issued.  Moreover, in July 2011, the IRS suspended the issuance of further PLRs to RICs seeking commodities exposure through the use of foreign wholly-owned subsidiaries (and structured notes); it is understood that the IRS initiated that suspension, which was still in effect as of the effective date of this SAI, to re-examine the policies underlying the previously issued PLRs.  Accordingly, the Fund has not sought or received such a PLR.  There can be no assurance that the IRS will resume issuing those PLRs or that there will not be changes in tax or other federal law that might adversely affect the Fund’s possible investment in the Subsidiary.  If the Fund invests a portion of its assets in the Subsidiary and the IRS changed its position expressed in the issued PLRs, the Fund may be unable to qualify as a RIC for one or more years.

7.	Staff Comment: Please confirm supplementally that the Principal Investment Strategies and Risks of the Fund as a whole reflect the aggregate operation of the Fund and the Subsidiary together.

Response: The Trust responds by confirming supplementally that the Principal Investment Strategies and Risks of the Fund as a whole reflect the aggregate operation of the Fund and the Subsidiary together.

8.	Staff Comment: Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements.

Response: The Trust responds by confirming supplementally that the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements.

9.
Staff Comment:  Please confirm supplementally that (i) the Subsidiary’s expenses will be included in the Fund’s fee table, (ii) the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States, (iii) the Subsidiary and its Board of Directors will agree to an inspection of the Subsidiary’s books and records by the Staff, and (iv) the Subsidiary’s Board of Directors will sign the Fund’s registration statement.

Response: The Trust responds by confirming supplementally that: (i) the Subsidiary’s expenses have been included in the Fund’s fee table under “Other Expenses” and as noted in footnote 1 of that table, subject to an offsetting fee waiver amount such that the Subsidiary’s expenses do not affect the Fund’s net total annual operating expenses; (ii) the Subsidiary and its Board of Directors will designate an agent for service of process in the United States; (iii) the Subsidiary and its Board of Directors will agree to an inspection of the Subsidiary’s books and records by the Staff, and (iv) the Subsidiary’s Board of Directors is not required to sign the Fund’s registration statement as the Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities within the meaning of Rule 140 under the Securities Act of 1933.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios